Room 4561

August 24, 2006

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

  Re: **Manatron, Inc.**
    Form 10-K for Fiscal Year Ended April 30, 2006
    File No. 000-15264

Dear Mr. Sylvester:

  We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended April 30, 2006

Note 1 Summary of Significant Accounting Policies

Business Reportable Segments, page A-12

1. We have reviewed the information examined by the CODM which was provided to us supplementally in response to previous comment number 6. Based on this information, it appears that you have a number of different operating segments, as defined by SFAS 131, par. 10. You are required to separately report information about each operating segment that:

  (a) has been identified in accordance with SFAS 131, pars. 10 through 15, or that results from aggregating two or more of those segments in accordance with SFAS

131, par. 17, and

(b) exceeds the quantitative thresholds in SFAS 131, par, 18.

In view of the nature and content of the information contained in the reports reviewed by your CODM, explain why you believe your current presentation of segment information is appropriate. To the extent that you have concluded that you do not have multiple operating segments, explain why you believe that conclusion is consistent with the requirements of SFAS 131, par. 10. Alternatively, if you have concluded that it is appropriate to aggregate your operating segments to produce a single reportable segment, explain why you believe aggregation is appropriate. In this regard, explain how you evaluated the criteria of SFAS 131, par. 17, including similarity of economic characteristics. We may have further comment.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

    You may contact Marc Thomas, Senior Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

                            Sincerely,

                            Brad Skinner
                            Accounting Branch Chief